Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 3/31/2013

($000’s)

3/31/2013
Assets
Cash and Balances Due From Depository Institutions	$ 6,932,431
Securities	74,769,168
Federal Funds	45,892
Loans & Lease Financing Receivables	218,577,592
Fixed Assets	5,068,178
Intangible Assets	12,739,644
Other Assets	27,654,064
Total Assets	$345,786,969

Liabilities
Deposits	$251,849,922
Fed Funds	3,545,914
Treasury Demand Notes	0
Trading Liabilities	512,718
Other Borrowed Money	32,387,140
Acceptances	0
Subordinated Notes and Debentures	4,736,320
Other Liabilities	12,747,015
Total Liabilities	$305,779,029

Equity
Common and Preferred Stock	18,200
Surplus	14,133,290
Undivided Profits	24,357,498
Minority Interest in Subsidiaries	$1,498,952
Total Equity Capital	$40,007,940

Total Liabilities and Equity Capital	$345,786,969

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